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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VERSATA, INC.
(Name of Subject Company (Issuer))

TRILOGY, INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

925298 10 1
(CUSIP Number of Class of Securities)

LANCE A. JONES, ESQ.
VICE PRESIDENT AND GENERAL COUNSEL
TRILOGY, INC.
6011 WEST COURTYARD DRIVE
AUSTIN, TEXAS 78730
(512) 874 3100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

DENNIS R. CASSELL, ESQ.
HAYNES AND BOONE, LLP
901 MAIN STREET, SUITE 3100
DALLAS, TEXAS 75202
(214) 651 5000

CALCULATION OF FILING FEE

Transaction Valuation(1) $3,272,188.40	Amount of Filing Fee(2) $350.12

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock and all shares of common stock issuable upon exercise of options vested on the Expiration Date (as defined in the Offer to Purchase), par value $0.001 per share (the "Shares") of Versata, Inc. at a purchase price of $0.40 per Share, net to the seller in cash. As of December 16, 2005, there were 8,178,546 Shares outstanding and outstanding options to purchase 5,000 Shares that will be vested on the Expiration Date.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for fiscal year 2006 issued by the Securities and Exchange Commission on November 18, 2005. Such fee equals 0.000107% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $350.12	Filing Party:Trilogy, Inc.
Form or Registration No. Schedule TO-T	Date Filed: December 16, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-l

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

☐
Check the following box if the filing is a final amendment reporting the results of the tender offer

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the "Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on December 16, 2005, by Trilogy, Inc., a Delaware corporation (the "Purchaser"), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Versata, Inc., a Delaware corporation ("Versata"), at a purchase price of $0.40 per share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

        Item 11 of the Statement is hereby amended and supplemented by adding the following to the end thereof:

        "The Offer expired at 12:00 midnight, Eastern Standard Time, on Tuesday, January 17, 2006. Based on information provided by the Depositary, as of the Expiration Date, approximately 6,676,036 Shares (including 68,197 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, representing in excess of 81% of Versata's issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

        On January 18, 2006, Trilogy, Inc. issued a press release announcing the results of the Offer. A copy of the press release is filed as Exhibit (a)(1)(H) to the Statement and is incorporated herein by reference."

        Item 12 of the Statement is amended and supplemented by adding the following:

        "(a)(1)(H) Press Release issued by Trilogy, Inc. on January 18, 2006."

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Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trilogy, Inc.
/s/ SEAN FALLON
	Name:	Sean Fallon
	Title:	Vice President Finance
Dated: January 17, 2006

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 16, 2005.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement as published in The New York Times on December 16, 2005.*
(a)(1)(H)	Press Release issued by Trilogy, Inc. on January 18, 2006
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2005, by and among Trilogy, Inc., V Acquisition, Inc. and Versata, Inc.*
(d)(2)	Confidentiality Agreement, September 19, 2005, by and between Trilogy, Inc. and Versata, Inc.*
(d)(3)	Stockholder Tender and Voting Agreement dated as of December 7, 2005, by and among Trilogy, Inc., V Acquisition, Inc. and certain stockholders of Versata, Inc.*
(h)	None.

*
Previously filed.

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EXHIBIT INDEX